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                 December 20, 2021

       Mark Gordon
       Chief Executive Officer
       Odyssey Marine Exploration, Inc.
       205 S. Hoover Boulevard
       Suite 210
       Tampa, Florida 33609

                                                        Re: Odyssey Marine
Exploration, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 10,
2021
                                                            File No. 333-261592

       Dear Mr. Gordon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Laura Nicholson, Special
       Counsel, at 202-551-3584 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David M. Doney, Esq.